PROFESSIONALLY MANAGED PORTFOLIOS
2020 E. Financial Way, Suite 100
Glendora, CA 91741

December 9, 2008

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios
Post Effective Amendment - Application for Withdrawal
File Nos. 33-12213 and 811-05037
CIK No. 0000811030

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), Professionally Managed Portfolios (the “Registrant”) hereby requests that Post-Effective Amendment No. 327 under the 1933 Act (No. 328 under the Investment Company Act of 1940) to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on November 12, 2008 (Accession No. 0000894189-08-003547) to register shares of a new series, the Ironwood Discovery Fund (“PEA 327”), be withdrawn.

The Registrant is requesting that PEA 327 be withdrawn as it no longer intends to offer these securities.  No securities have been sold in connection with PEA 327.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7383 or Elaine E. Richards, Secretary to the Trust, at (626) 914-7363.

Sincerely,

/s/ Robert M. Slotky

Robert M. Slotky, President
Professionally Managed Portfolios